VIA EDGAR

Geoffrey Kruczek
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:     Registration Statement on Form SB-2 filed October 2, 2007
          Commission File No. 333-144556

Dear Mr. Kruczek:

Please be advised that Advanced ID Corporation has retained Stephen R. Drake and the law firm of Epstein, Becker & Green, P.C. to represent us with respect to the filing referenced above in place of Jody M. Walker.  Please let me know should you have any questions about this change in counsel.

Very truly yours,

Dan Finch

Daniel Finch
President and CEO

   4500 5 Street N.E. #200 Bay 6  Calgary, AB Canada  T2E 7C3